SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

WYNN RESORTS, LIMITED

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983134 10 7

(CUSIP Number)

Paul D. Tosetti Latham & Watkins, LLP 355 South Grand Avenue, Suite 100 Los Angeles, CA 90071 (213) 891-8770	Donald J. Campbell Campbell & Williams 700 South 7th Street Las Vegas, NV 89101 (702) 382-5222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 15 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2002, as amended to date (the “Schedule 13D”) relating to the common stock, par value $0.01 (the “Common Stock”) of Wynn Resorts, Limited (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented with the following information:

On February 15, 2018, Mr. Wynn, Wynn Resorts, Limited (the “Company”) and Wynn Resorts Holdings, LLC entered into a Separation Agreement (the “Separation Agreement”) setting forth the terms of Mr. Wynn’s separation from the Company.

Pursuant to the terms of the Separation Agreement, the Company has agreed to enter into a registration rights agreement with Mr. Wynn. Pursuant to the registration rights agreement, the Company will grant Mr. Wynn six demand registration rights, six piggyback registration rights and the right to require the Company to file and maintain the effectiveness of a shelf registration statement with respect to the shares of the Company owned by Mr. Wynn (the “Registration Rights”), and Mr. Wynn has agreed to reimburse the Company for the reasonable expenses it incurs directly in connection with the exercise of any such Registration Rights. The registration rights agreement also will provide that Mr. Wynn may not sell pursuant to any registration statement during any quarter after the date of such agreement more than one-third of the Common Stock he holds as of the date of such agreement. This limitation does not apply to any sales of Common Stock other than those made pursuant to such a registration statement (e.g., private sales of shares of Common Stock).

Mr. Wynn has informed the Company that he has no immediate plans to sell Common Stock that he owns and that if he elects to sell any such Common Stock over time, he will seek to conduct such sales in an orderly fashion.

As the Reporting Persons previously disclosed, the Reporting Persons’ decision to acquire or dispose of shares of Common Stock, either alone or in concert with others, will depend on a number of considerations, including the price and availability of the Common Stock, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations, regulatory approvals, available liquidity and other factors. Although the Reporting Persons may take certain actions described in this paragraph, the future plans of the Reporting Persons are subject to change at any time.

This description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented with the following information:

Item 4 above summarizes certain provisions of the Separation Agreement and is incorporated herein by reference. A copy of the Separation Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth in this Item 6, as amended and supplemented, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

14	Joint Filing Agreement, dated February 8, 2018, between Stephen A. Wynn and Wynn Family Limited Partnership (previously filed as Exhibit 14 to the Schedule 13D/A of Stephen A. Wynn and Wynn Family Limited Partnership, filed February 12, 2018 and incorporated herein by reference).

15	Separation Agreement, dated February 15, 2018, among Wynn Resorts, Limited, Stephen A. Wynn and Wynn Resorts Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, Commission File No. 000-50028, filed on February 16, 2018 by Wynn Resorts, Limited).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2018

WYNN FAMILY LIMITED PARTNERSHIP By: Wynn GP, LLC, its general partner By: Stephen A. Wynn Revocable Trust U/D/T/ Dated June 24, 2010, its manager

/s/ Stephen A. Wynn
By: Stephen A. Wynn Title: Trustee

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